REGISTRATION AND REPORTING UNDER THE

SECURITIES EXCHANGE ACT OF 1934 ANNUAL

REPORTS ON FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18050

PWEAGLE EMPLOYEES’ SAVINGS PLAN

(Title of Plan)

PW EAGLE, INC.

1550 VALLEY RIVER DRIVE

EUGENE, OREGON 97401

(Name and Address of Principal Executive Offices of Employer Issuer)

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

PWEagle Employees’ Savings Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of PWEagle Employees’ Savings Plan (formerly known as PWPipe Employees’ Savings Plan) (the “Plan”) at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

May 21, 2004

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Statement of Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments, at fair value
Prudential Funds
Dryden Government Income Fund	$1,731,405	$2,585,756
Dryden Stock Index Fund	3,660,575	2,552,168
Jennison Small Company Value Fund	1,044,521	687,742
Jennison Growth Fund	6,746,424	4,589,356
Jennison Equity Opportunity Fund	472,690	321,016
Strategic Partners International Value Fund	2,133,321	1,835,354
PIMCO Total Return Fund	1,547,975	1,921,748
MFS Value Fund	2,028,175	1,159,390
AIM International Equity Fund	103,180	85,033
Franklin California Growth Fund	2,188,813	1,465,822
American Balanced Fund	3,095,177	2,315,338

Registered investment companies/mutual funds	24,752,256	19,518,723

Guaranteed Interest Account	6,287,446	5,363,719
PW Eagle, Inc. common stock, 78,293 and 80,662 shares, respectively	344,487	362,979
Participant loans receivable	3,130,017	2,920,392

	34,514,206	28,165,813

Contributions receivable
Participants	—	51,887
Employer	—	1,479,632

Assets available for benefits	$34,514,206	$29,697,332

The accompanying notes are an integral part of these financial statements.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2003

Investment income
Interest and dividend income	$791,866
Net appreciation of fair value of investments	4,691,489

5,483,355

Contributions
Participants	1,822,258
Employer	629,162

2,451,420

Deductions
Benefits paid to participants	(1,370,174)
Administrative expenses	(25,993)

(1,396,167)

Transfers
Asset transfer to PW Poly Employees’ Savings Plan	(1,721,734)

Net increase in assets available for benefits	4,816,874
Assets available for benefits
Beginning of year	29,697,332

End of year	$34,514,206

The accompanying notes are an integral part of these financial statements.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following description of the PWEagle Employees’ Savings Plan (formerly known as PWPipe Employees’ Savings Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information regarding the Plan’s definitions, eligibility and other matters.

Effective December 10, 2003, the PWPipe Employees’ Savings Plan was amended to change the name to PWEagle Employees’ Savings Plan.

General

The Plan is a contributory defined contribution plan covering all qualified employees of PW Eagle, Inc. (the “Company”) who are at least 18 years old, who have been employed for at least three months and are not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). Prudential Insurance Company of America is the Trustee of the Plan.

Asset Transfers

Effective December 15, 2003, certain participants’ balances in the amount of $1,721,734 related to employees of PW Poly Corp., a wholly owned subsidiary of the Company, were transferred to the PW Poly Employees’ Savings Plan.

Contributions

Each year, eligible participants may contribute to the Plan up to 25% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with approval of the Administrative Committee.

The Company makes matching contributions of 50% of the eligible participants’ pre-tax contributions up to the first 6% of compensation. Discretionary supplemental contributions may also be made by the Company, at its discretion, up to 7.5% of the compensation paid to the participant during the plan year. The Plan provides for overall contribution limitations as prescribed by Internal Revenue Service (“IRS”) regulations.

No supplemental contribution was made for the year ended December 31, 2003. The Company made a supplemental contribution of $1,458,507 for the year ended December 31, 2002.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If an employee does not allocate their contributions, the amounts are placed in the Prudential Guaranteed Interest Account. Employer contributions are allocated among the investment options in the same manner as participant’s contributions.

The allocation of the participant’s contributions to these investment funds may be changed daily. Each participant’s account is credited with the participant’s contributions and his or her share of employer contributions, and an allocation of related investment earnings thereon. Allocation of investment income is based on the value of participant’s account at the close of each day.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are 100% vested in their own contributions, any Company contributions and related investment income at all times.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount, installments or combination of the two equal to the value of the participant’s vested interest in his or her account, provided the vested account balance is greater than $5,000. All vested account balances of $5,000 or less will be distributed through a lump sum payment.

Participant Loans

In accordance with the Plan document, participants may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans must be repaid by the participant within five years unless the loan is used to acquire a participant’s primary residence, in which case the term may not exceed 20 years. The loan interest rate is 1% over the prime lending rate on the 15th day of the month (or next business day) prior to the beginning of the calendar quarter in which the loan originates. Interest rates on outstanding loans at December 31, 2003, ranged from 4.0% to 10.5%. Loans mature at various dates through November 2023 and are generally paid through monthly payroll deductions.

Plan Termination

The Company intends to continue the Plan without interruption but reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the Plan document provides that the assets of the Plan shall be allocated for the exclusive benefit of participants, their beneficiaries, survivors or estates.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments

Investments in mutual funds and common stock are stated at fair value based on quoted market prices. The Guaranteed Interest Account is composed of guaranteed investment contracts which are deemed fully benefit responsive by the plan administrator and Prudential Insurance Company of America and are carried at contract value which approximates fair value. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Investment Earnings

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Employer supplemental contributions are recorded in the period in which they are approved by the Company.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Substantially all expenses related to maintaining the Plan are paid by the Company, except for fees related to participant loans.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risk factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits in future periods.

3.	Investments

All investments are valued at fair value, except for the Guaranteed Interest Account, which is valued at contract value.

The Plan’s investments appreciated (depreciated) in value for the year ended December 31, 2003, as follows:

Registered investment companies	$4,708,859
PW Eagle, Inc. common stock	(17,370)

$4,691,489

The Prudential Guaranteed Interest Account consists of investment in fixed income securities having short to intermediate maturities. The interest rate for the Guaranteed Interest Account was 3.00% and 3.75% at December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, the Guaranteed Interest Account had an effective yield of approximately 4.4% and 5.1%, respectively. Interest on money invested in the Guaranteed Interest Account is credited daily. The announced interest rate stays in effect through the end of the following calendar year and the renewal interest rate is revised quarterly.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Notes to Financial Statements

December 31, 2003 and 2002

4.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 29, 2002, indicating that the Plan is designed in accordance with applicable sections of the Code and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company. For the year ended December 31, 2003, purchases and sales of securities under the Trustee’s control were $5,987,690 and $5,255,533, respectively. For the year ended December 31, 2003, purchases and sales of securities of the Company were $184,907 and $186,030, respectively.

6.	Subsequent Event

The Company acquired Uponor ETI Company (“ETI”) during 2003. In connection with the acquisition, ETI formed the ETI and Mid-States Employees’ Savings Plan (the “ETI Plan”). Effective at the close of business on December 31, 2003, the ETI Plan was merged with the Plan. Assets of approximately $4.0 million were transferred January 2, 2004, and were recorded as asset transfer into the Plan as of that date.

PWEagle Employees’ Savings Plan

(Formerly known as PWPipe Employees’ Savings Plan)

Schedule of Assets (Held at End of Year)

December 31, 2003

Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Prudential Funds
*	Dryden Government Income Fund	Mutual fund, 188,401 units		$1,731,405
*	Dryden Stock Index Fund	Mutual fund, 147,663 units		3,660,575
*	Jennison Small Company Value Fund	Mutual fund, 58,350 units		1,044,521
*	Jennison Growth Fund	Mutual fund, 505,350 units		6,746,424
*	Jennison Equity Opportunity Fund	Mutual fund, 28,613 units		472,690
*	Strategic Partners International Value Fund	Mutual fund, 120,391 units		2,133,321
	PIMCO Total Return Fund	Mutual fund, 144,535 units		1,547,975
	MFS Value Fund	Mutual fund, 99,714 units		2,028,175
	AIM International Equity Fund	Mutual fund, 6,326 units		103,180
	Franklin California Growth Fund	Mutual fund, 65,357 units		2,188,813
	American Balanced Fund	Mutual fund, 179,431 units		3,095,177
*	PW Eagle, Inc.	Common stock, 78,293 units		344,487
*	Prudential Insurance	Guaranteed interest account		6,287,446
*	Participant loans	Participant loans receivable, 4.0% - 10.5%, payable through November 2023		3,130,017

				$34,514,206

*	Denotes party-in-interest.
**	Historical cost information is omitted as it is no longer required by the Department of Labor under the instructions to the Form 5500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PWEAGLE EMPLOYEES’ SAVINGS PLAN

BY:	/s/ Neil R. Chinn
Neil R. Chinn
Plan Administrator
Vice President Human Resources
PW Eagle, Inc.

Date: June 28, 2004

EXHIBIT INDEX

Number	Description
99.1	Consent of Independent Accountants